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FAMTERRA
2018 Report

Dear investors,

Dear FamTerra Investors, thank you so much for your support! As you know from my monthly updates, 2018 was a busy and productive year, with a major strategy shift from Calroo to WeParent. The new strategy is beginning to bear fruit in 2019. We generated our first $3,000 in revenues in our first month of operation (March 2019), and expect revenues to grow by at least 50% MoM over the next 3-6 months. We were honored to be chosen for Apple Entrepreneur Camp and received useful and actionable feedback about how to improve the app (most of which we've already implemented). In remainder of 2019, we will focus on improving and growing WeParent (launching on Android, expanding target customer base from just divorced parents to all parents, allowing them to customize the app for their unique family needs), transitioning Calroo customers to WeParent and ultimately sunsetting Calroo.

We need your help!

Please help us spread the word about our new app, WeParent. (It's currently live on iOS and launching soon on Android). WeParent helps reduce stress and conflict in divorced parents' relationships. It lets them manage custody schedules and calendars, exchange messages, and share important information with each other in one convenient app. The app is free to download and free to try for 30 days, and after that it's just $9.99 per year for unlimited adults in both families.



08/2018	$50,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
08/22/2018	$50,000	5.0%	20.0%	$6,000,000	08/22/2020

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURREN
The Perrodin Family Trust	09/01/2015	$106,000	$123,166	5.0%	12/31/2018	Yes
Elena Krasnoperova	12/31/2015	$25,000	$28,753	5.0%	12/31/2018	Yes
Elena Krasnoperova	04/01/2016	$100,000	$111,887	5.0%	12/31/2018	Yes
The Perrodin Family Trust	05/25/2016	$18,000	$20,207	5.0%	12/31/2018	Yes

something every family struggles with daily. We will then build other solutions for families, and open our APIs to third-party developers. Our vision is to create a global technology platform that materially improves the lives of millions (and ultimately billions) of families.

See our full profile



How did we do this year?



Report Card
B+
The Good
Launched our new app, WeParent, with an actual business model in place - generating $3,000 in revenues in first month (March 2019)
Selected to be 1 of 11 companies in first batch of Apple Entrepreneur Camp - Apple's new program for female founders
Transitioned work to a new (and excellent) technical team
The Bad
Our CTO decided to leave the company in November 2018, prior to WeParent launch.
We had to transition technical work to a new team (which we did, successfully)
We didn't reach our full fundraising target on Wefunder.
2018 At a Glance
January 1 to December 31
$0
Revenue
-$196,376
Net Loss
IOU
$2,161 [56%]
Short Term Debt
$233,801
Raised in 2017
$17,110
Cash on Hand
INCOME
BALANCE
NARRATIVE

Overview

As every parent knows, when you have kids, your life is no longer your own. No matter what, you have to pick up your kids from school, take them to the doctor, feed them, clothe them, and love them - every single day, for 18+ years.

Our first app, Calroo, helps busy parents tame the chaos of their family schedule. It combines a calendar, tasks, lists and messaging in one app, and makes asking for help as simple as a swipe. Our latest app, WeParent, is a co-parenting app for divorced parents. WeParent helps them manage custody schedules and other logistics with each other.

In the summer of 2019, we plan to expand the WeParent target market from just divorced parents to all families, migrate Calroo customers to WeParent, and ultimately to sunset Calroo.

Milestones

FamTerra, Inc was incorporated in the State of Delaware in September 2015.

Since then, we have:

- Built and launched Calroo, on all 3 platforms (iOS, Android, Web)

- Built and launched WeParent on iOS platform

- Selected for Apple Entrepreneur Camp - Apple's new program for female founders of mobile app companies

- Started generating subscription revenues for WeParent ($3,000 in first month of operations), expected to grow at least 50% MoM for the next 6 months

Historical Results of Operations

Our company was organized in September 2015 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2018, the Company had revenues of $0 compared to the year ended December 31, 2017, when the Company had revenues of $0. Our gross margin was % in fiscal year 2018, compared to % in 2017.

- *Assets.* As of December 31, 2018, the Company had total assets of $17,110, including $17,110 in cash. As of December 31, 2017, the Company had $11,132 in total assets, including $11,132 in cash.

- *Net Loss.* The Company has had net losses of $196,376 and net losses of $194,571 for the fiscal years ended December 31, 2018 and December 31, 2017, respectively.

- *Liabilities.* The Company's liabilities totaled $728,107 for the fiscal year ended December 31, 2018 and $462,332 for the fiscal year ended December 31, 2017.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $289,000 in debt, $225,000 in deferred compensation, $50,000 in convertible notes, and $105,010 in SAFEs (via Wefunder).

We plan to use the proceeds as set forth in this Form C under "Use of Funds".

As of March 1, 2019 we now have subscription revenues from our customers as an additional source of capital. We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

FamTerra, Inc cash in hand is $17,110, as of December 2018. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $10,000/month, for an average burn rate of $10,000 per month. Our intent is to be profitable in 24 months.

As of March 1, 2019, our new app, WeParent, is generating subscription revenues. In our first month of operation, it generated ~$3,000 in monthly revenues. We expect revenues to grow by at least 50% MoM over the next 3-6 months. Subscription revenues from our customers will be our primary source of capital going forward.

Net Margin: -Inf% **Gross Margin:** NaN% **Return on Assets:** -1,148% **Earnings per Share:** -$10,335.58

Revenue per Employee: $0 **Cash to Assets:** 100% **Revenue to Receivables:** ~ **Debt Ratio:** 4,268%

FamTerra_Balance_Sheet.pdf FamTerra_Profit___Loss.pdf



We ♥ Our 157 Investors

Thank You For Believing In Us

Terri Mead
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James Maddox
Harish Nalagandla
Jonathan Chuck
Anne Kitaeffa
Antonietta Gabriel
John K. Yearick
Richard Puddy
Jesse M Micander

Thank You!

From the FamTerra Team



Elena Krasnoperova
Co-founder, CEO



Marcelo Ribeiro
Co-founder, CTO



Prasanth Ramineni
Mobile App Developer
Former App Developer for Walmart. MS in Computer Engineering.



Julio Cezar
Web & API Developer
Expert in REST-based API development. Degree in digital games development.



Robson Ribeiro
Android Developer
Experienced lead developer for mobile and web platforms, hybrid and native Android apps.



Seema Mehta
Head of Marketing
Ex Microsoft product leader. 10+ years experience building high-performing teams. Mom of 2.



Laurent Perrodin
Advisor, UI/UX



Sheri Atwood
Advisor, Strategy



Heather Lopez
Advisor, Marketing



Tania Lissitskaia
Advisor, Privacy & Identity

Former senior software engineer at Apple. Key contributor to iMovie, iPhoto, Aperture. Dad.	*Founder, SupportPay. Former VP at Symantec. UC San Diego BA, San Jose State MBA. Mom.*	*Founder of Bloggin' Mamas, a network for mom bloggers. BA in Psychology and Sociology. Mom.*	*Ex-Google Product Manager. 20+ years of PM and engineering experience. MBA from Wharton.*

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Elena Krasnoperova	CEO @ Famterra, Inc	2015

Officers

OFFICER	TITLE	JOINED
Elena Krasnoperova	CEO Treasurer President CFO	2015

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Elena Krasnoperova	16,500,000 Common stock (13,500,000) + founder preferred stock (3,000,000)	84.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
08/2018	$50,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
08/22/2018	$50,000	5.0%	20.0%	$6,000,000	08/22/2020

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURREN
The Perrodin Family Trust	09/01/2015	$106,000	$123,166	5.0%	12/31/2018	Yes
Elena Krasnoperova	12/31/2015	$25,000	$28,753	5.0%	12/31/2018	Yes
Elena Krasnoperova	04/01/2016	$100,000	$111,887	5.0%	12/31/2018	Yes
The Perrodin Family Trust	05/25/2016	$18,000	$20,207	5.0%	12/31/2018	Yes
The Perrodin Family Trust	01/01/2017	$82,000	$88,121	5.0%	12/31/2018	Yes
Elena Krasnoperova	04/01/2017	$100,000	$106,887	5.0%	12/31/2018	Yes
The Perrodin Family Trust	01/01/2018	$68,000	$70,736	5.0%	12/31/2018	Yes

Related Party Transactions

Name	The Perrodin Family Trust
Amount invested	$106,000
Transaction type	Loan
Issued	09/01/2015
Outstanding principal plus interest	$123,166 as of 05/2018
Interest	5.0 per annum
Maturity	12/31/2018
Outstanding	Yes
Current with payments	Yes
Relationship	Family Trust of founder and CEO

Name	The Perrodin Family Trust
Amount invested	$82,000
Transaction type	Loan
Issued	01/01/2017
Outstanding principal plus interest	$88,121 as of 05/2018

plus interest

Interest	5.0 per annum
Maturity	12/31/2018
Outstanding	Yes
Current with payments	Yes
Relationship	Family Trust of founder and CEO

Name	The Perrodin Family Trust
Amount Invested	$68,000
Transaction type	Loan
Issued	01/01/2018
Outstanding principal plus interest	$70,736 as of 05/2018
Interest	5.0 per annum
Maturity	12/31/2018
Outstanding	Yes
Current with payments	Yes
Relationship	Family Trust of founder and CEO

Name	The Perrodin Family Trust
Amount Invested	$18,000
Transaction type	Loan
Issued	05/25/2016
Outstanding principal plus interest	$20,207 as of 05/2018
Interest	5.0 per annum
Maturity	12/31/2018
Outstanding	Yes
Current with payments	Yes
Relationship	Family Trust of founder and CEO

Name	Elena Krasnoperova
Amount Invested	$100,000
Transaction type	Loan
Issued	04/01/2016
Outstanding principal plus interest	$111,887 as of 05/2018
Interest	5.0 per annum
Maturity	12/31/2018
Outstanding	Yes
Current with payments	Yes
Relationship	Founder and CEO

This is a deferred salary note due to the founder, Elena Krasnoperova. It officially matures on 12/31/18 but can be forgiven / written off at the founder's discretion.

Name	Elena Krasnoperova
Amount Invested	$100,000
Transaction type	Loan
Issued	04/01/2017
Outstanding principal plus interest	$106,887 as of 05/2018
Interest	5.0 per annum
Maturity	12/31/2018
Outstanding	Yes
Current with payments	Yes
Relationship	Founder and CEO

This is a deferred salary note due to the founder, Elena Krasnoperova. It officially matures on 12/31/18 but can be forgiven / written off at the founder's discretion.

Name	Elena Krasnoperova
Amount Invested	$25,000
Transaction type	Loan
Issued	12/31/2015
Outstanding principal plus interest	$28,753 as of 05/2018
Interest	5.0 per annum
Maturity	12/31/2018
Outstanding	Yes
Current with payments	Yes
Relationship	Founder and CEO

This is a deferred salary note due to the founder, Elena Krasnoperova. It officially matures on 12/31/18 but can be forgiven / written off at the founder's discretion.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	2,000,000	0	Yes

Founder Preferred Stock	3,000,000	3,000,000	Yes
Common Stock	20,000,000	16,626,971	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	3% of company
Options:	

Risks

Our future success depends on the efforts of a small management team, namely the two co-founders Elena Krasnoperova and Marcelo Ribeiro, who are supported by a Head of Marketing and a technical team. The loss of their services may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Mobile app stores are highly competitive. New competitors may emerge with a stronger product, more funding, or unique access to potential consumers. Increased competition may adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

As we grow our customer base and scale to thousands and ultimately millions of users, our website's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If we are unable to resolve any technical glitch, our business and financial conditions could suffer. In addition to needing to scale our technology platform, we will also need to scale our business operations and team to support a growing business in order to be successful.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The company owes a significant amount of money to two related parties, The Perrodin Family Trust and the founder and CEO Elena Krasnoperova. While the founder and CEO debt may be forgiven, if everything is repaid the total amount including interest is $549,757.81, and is set to be due on 12/31/18. The company is not prohibited from being lent more money, and if it increases its debt amount, its financial position could be harmed.

The Company has limited operating history and is still pre-revenue. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. The Company has made key assumptions around its ability to acquire, retain and engage consumers, ultimately reaching meaningful scale (millions of monthly active users), customer willingness to pay for the premium version of the app (i.e., Calroo Pro), and ability to develop a set of organic (i.e., free or earned) customer acquisition channels. If all or any of these assumptions proves untrue the company may have difficulty generating or sustaining revenue in the future.

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal or operational consequences. Calroo user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to

Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[1];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

FamTerra, Inc

- Delaware Corporation
- Organized September 2015
- 1 employees

1525 Miramonte Avenue, #3364
Los Altos CA 94024

https://www.famterra.com

Business Description

Refer to the FamTerra profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

FamTerra is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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